SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)


                                 IMRGLOBAL CORP.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45675E 10 8
                              ---------------------
                                 (CUSIP Number)

                            John R. Fallon, Jr., Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8279
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2000
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                  (Page 1 of 8)

CUSIP No. 45675E 10 8             SCHEDULE 13D                       Page 2 of 8
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     Bridge East Capital, L.P.

     S.S. OR  I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)
     98-0204614

2    CHECK THE  APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a) [ ]
                                        (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

                                        7       SOLE VOTING POWER
                                                600,000
            NUMBER OF
              SHARES                    8       SHARED VOTING POWER
           BENEFICIALLY                         0
             OWNED BY
               EACH                     9       SOLE DISPOSITIVE POWER
            REPORTING                           600,000
              PERSON
               WITH                    10       SHARED DISPOSITIVE POWER
                                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%

14   TYPE OF REPORTING PERSON
     PN

CUSIP No. 45675E 10 8            SCHEDULE 13D                       Page 3 of 8
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     BV-IT Global LLC

     S.S. OR  I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)
     54-1962720

2    CHECK THE  APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a) [ ]
                                        (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                                        7       SOLE VOTING POWER
                                                1,406,667
            NUMBER OF
              SHARES                    8       SHARED VOTING POWER
           BENEFICIALLY                         0
             OWNED BY
               EACH                     9       SOLE DISPOSITIVE POWER
            REPORTING                           1,406,667
              PERSON
               WITH                    10       SHARED DISPOSITIVE POWER
                                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,406,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%

14   TYPE OF REPORTING PERSON
     OO

     This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D originally filed jointly on behalf of Bridge East Capital, L.P., a Cayman Islands limited partnership ("Bridge East") and BV-IT Global LLC, a Delaware limited liability company ("BV-IT"), with respect to the Common Stock, par value $.10 per share ("IMR Common Stock"), of IMRglobal Corp., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 South Missouri Avenue, Clearwater, Florida 33756. This Amendment No. 2 is being filed to reflect certain changes to Items 4 and 5.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following paragraphs:

     On March 22, 2000, Bridge East disposed of 30,000 shares of IMR Common Stock at an average price of $15.90 per share.

     On March 24, 2000, BV-IT disposed of 460,000 shares of IMR Common Stock at an average price of $16.46 per share.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the date hereof, Bridge East beneficially owns 600,000 shares of IMR Common Stock. This position represents 1.6% of all of the IMR Common Stock outstanding as of December 31, 1999, as reported in the Issuer's Form S-3/A filed on February 2, 2002.

     As of the date hereof, BV-IT beneficially owns 1,406,667 shares of IMR Common Stock. This position represents 3.8% of all of the IMR Common Stock outstanding as of December 31, 1999, as reported in the Issuer's Form S-3/A filed on February 2, 2002.

     Except as disclosed in this Item 5(a), neither Bridge East nor, to the best of its knowledge, any of the persons listed in Appendix A, beneficially owns any shares of IMR Common Stock.

     Except as disclosed in this Item 5(a), neither BV-IT nor, to the best of its knowledge, any of the persons listed in Appendix A, beneficially owns any shares of IMR Common Stock.

     (b) The responses of Bridge East and BV-IT to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     Except as disclosed in this Item 5(b), neither Bridge East nor, to the best of its knowledge, any of the persons listed in Appendix A, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of IMR Common Stock which it may be deemed to beneficially own.

     Except as disclosed in this Item 5(b), neither BV-IT nor, to the best of its knowledge, any of the persons listed in Appendix A, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of IMR Common Stock which it may be deemed to beneficially own.

     (c) No shares of IMR Common Stock have been purchased or otherwise acquired by Bridge East or, to the best of its knowledge, any of the persons listed in Appendix A, during the past 60 days, other than as described herein.

     No shares of IMR Common Stock have been purchased or otherwise acquired by BV-IT or, to the best of its knowledge, any of the persons listed in Appendix A, during the past 60 days, other than as described herein.

     (d) Not applicable.

     (e) Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 31, 2000


BRIDGE EAST CAPITAL, L.P.

By:      Bridge East Partners, LDC,
         its General Partner

         By:    /s/ John P. Oswald
            ------------------------------
         Name:  John P. Oswald
              ----------------------------
         Title: Director
               ---------------------------

BV-IT GLOBAL LLC

         By:    /s/ Alex Vahabzadeh
            ------------------------------
         Name:  Alex Vahabzadeh
              ----------------------------
         Title: Managing Member
               ---------------------------

                                   Appendix A


     The managing member of BV-IT is Alex Vahabzadeh. His business address is c/o BV Investment Management LLC, 8065 Leesburg Pike, Suite 140, Vienna, Virginia 22182. His principal occupation is a merchant banker.

     The general partner of Bridge East is Bridge East Partners LDC ("Bridge East LDC"), a Cayman Islands limited duration company. The limited partner of Bridge East is BEC Holdings Cayman LDC ("BEC LDC"), a Cayman Islands limited duration company. Bridge East LDC and BEC LDC are principally engaged in making and holding investments in domestic and foreign businesses. Their principal businesses and offices are located at c/o W.S. Walker & Co., Caledonian House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, BWI.

     The following table sets forth information concerning the directors and officers of Bridge East LDC:

     Name            Principal Occupation     Business Address
     ----            --------------------     ----------------
Bassam Aburdene -      Merchant Banker        49 Mount Street
  Director                                    London, England
  President
John P. Oswald -       Merchant Banker        c/o Bridge East Management, LLC
  Director                                    575 Fifth Avenue
  Secretary                                   New York, New York  10017
Alex Vahabzadeh -      Merchant Banker        c/o BV Investment Management LLC
  Director                                    8065 Leesburg Pike, Suite 140
                                              Vienna, Virginia 22182
Kamal Bahamdan -       Merchant Banker        c/o BV Capital LLC
  Director                                    306 Dartmouth Street
                                              Boston, Massachusetts  02116

         The following table sets forth information concerning the directors and officers of BEC LDC:

     Name            Principal Occupation     Business Address
     ----            --------------------     ----------------
Bassam Aburdene -      Merchant Banker        49 Mount Street
  Director                                    London, England
  President
John P. Oswald -       Merchant Banker        c/o Bridge East Management, LLC
  Director                                    575 Fifth Avenue
  Secretary                                   New York, New York  10017

                                    Page A-1

     Name            Principal Occupation     Business Address
     ----            --------------------     ----------------

Alex Vahabzadeh -      Merchant Banker        c/o BV Investment Management LLC
  Director                                    8065 Leesburg Pike, Suite 140
                                              Vienna, Virginia 22182
Kamal Bahamdan -       Merchant Banker        c/o BV Capital LLC
  Director                                    306 Dartmouth Street
                                              Boston, Massachusetts  02116

                                    Page A-2